FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: November 10, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

November 10, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton’s Third Quarter Earnings More Than Double to US$31 Million

Wheaton River Minerals Ltd. (Vancouver, British Columbia) is pleased to report third quarter net earnings of US$31 million (US$0.06 per share) for the three months ended September 30, 2004 compared with US$15 million (US$0.03 per share) in 2003. Operating cash flows for the three months were US$46 million, or US$0.08 per share (2003 – US$31 million, or US$0.07 per share).

During the quarter, Wheaton sold 149,700 gold equivalent ounces at a total cash cost of minus US$37 per ounce (net of by-product copper sales). This compared with sales of 126,100 gold equivalent ounces at a total cash cost of US$98 per ounce in 2003, from the same base of operating assets.

“Wheaton’s operations continue to perform extremely well, at cash costs significantly below industry averages” said Ian Telfer, Chairman and CEO.  “With no hedging, no debt, and US$500 million in cash resources available for acquisitions, Wheaton is poised to continue its significant growth.”

Net earnings for the nine months ended September 30, 2004 amounted to US$86 million, an increase of 189% over the comparable 2003 earnings of US$30 million.  Earnings per share increased significantly to US$0.15 in 2004 from US$0.08 per share in 2003.  For the nine months, 454,900 gold equivalent ounces were sold at a total cash cost of minus US$29 per ounce (net of by-product copper sales), compared with 2003 sales of 294,100 gold equivalent ounces at a total cash cost of $114 per ounce.  Operating cash flows for the nine months were US$147 million, or US$0.26 per share (2003 – US$62 million, or US$0.17 per share).

A conference call will be held Wednesday, November 10th at 11:00 am (ET) to discuss these results. You may join the call by dialing toll free 1-888-789-0150, or 416-695-6140 for calls from outside of Canada and the US. The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-888-509-0081 or 416-695-5275. A live and archived audio webcast will be available on the website at www.wheatonriver.com.

Wheaton currently produces 600,000 gold equivalent ounces annually at a total cash cost of less than US$50 per ounce, and expects 2006 production to increase to 900,000 gold equivalent ounces at a total cash cost of less than US$100 per ounce.

For further information please refer to the Third Quarter Report for 2004 available at www.wheatonriver.com or contact Investor Relations at  ir@wheatonriver.com.